September 18, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, American Family Life Insurance Company, on behalf of itself and American Family Variable Account I, hereby requests that the registration statement filed on Form N-6 (File No. 333-147408) be accelerated and declared effective on October 10, 2008, or as soon thereafter as is reasonably practicable.

AMERICAN FAMILY LIFE INSURANCE COMPANY

AMERICAN FAMILY VARIABLE ACCOUNT I

By:    /s/ James W. Behrens

James W. Behrens

Assistant Secretary